Exhibit 10.1

Landstar System, Inc. 13410 Sutton Park Drive, South Jacksonville, FL 32224 800.872.9400 | www.landstar.com

January 16, 2026

TERRI LEWIS

513 East Primrose Place

St Johns, FL 32259

Dear Terri:

It is my pleasure to extend the following offer of employment for the position of Vice President and Chief Human Resources Officer (the “Position”) on behalf of Landstar System, Inc. (the “Company”, and collectively with its subsidiaries and other affiliates, “Landstar”). We are very impressed with your experience and believe you will be a valuable contributor to the Landstar organization.

This letter details the terms and conditions of your employment and outlines the current major features of the Company’s compensation and benefit plans and practices. If these terms are satisfactory, please sign and return this letter as indicated below on or before January 20, 2026.

Assumption of Duties: Your start date will be February 23, 2026, for you to assume the Position. You will report to Frank Lonegro, President and Chief Executive Officer of Landstar System, Inc. Your work location will be in the Jacksonville Service Center located at 13410 Sutton Park Drive South, Jacksonville, Florida 32224. This is a full-time in-office position.

Salary: Your annual base salary will be $300,000, which will be paid in semi-monthly installments, subject to deductions for taxes and other withholdings as required by law and/or the policies of Landstar. This position is classified as exempt under the Fair Labor Standards Act (FLSA).

Annual Bonus: Your target annual cash bonus is 60% of base salary (the “Target Bonus”) as determined under the Company’s Incentive Compensation Plan (“ICP”). All amounts payable under the ICP are subject to the discretion of the Compensation Committee of the Board of Directors of Landstar System, Inc. (the “Compensation Committee”) Any amounts that may be payable to you as a bonus with respect to the Company’s 2026 fiscal year will be subject to proration based on the portion of the Company’s 2026 fiscal year during which you were employed in the Position. Your bonus under the ICP will be paid to you when other bonuses under the ICP are paid to other executives of the Company, but in no event later than March 15 of the year following the year to which such bonus relates. Except as otherwise set forth herein, you must be employed at the time of payment in order to receive your bonus under the ICP. Your bonus payment under the ICP is subject to applicable taxes.

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Equity: You are eligible for annual equity grants under the Company’s 2011 Equity Incentive Plan (as amended, the “Equity Incentive Plan”) with the initial such grants anticipated to occur on your first day of employment with the Company. structured as follows, subject in all respects to the discretion of the Compensation Committee:

A.

$350,000 grant of performance-related stock awards granted in the form of restricted stock units (PSUs). The initial grant would use fiscal year 2025 as the base year and vesting would occur following the end of fiscal years 2028, 2029 and 2030 in accordance with the Equity Incentive Plan.

B.	$175,000 grant of restricted stock to vest pro rata on January 31, 2027, 2028 and 2029. Unvested shares of restricted stock are eligible to be voted and to receive dividends.

All annual equity grants will be subject to the terms and conditions of the Equity Incentive Plan and the applicable award agreement. In connection with equity grants to be made under the Company’s Equity Incentive Plan, you will be required to execute a Restrictive Covenant Agreement, which will include, among other things, confidentiality provisions and non-solicitation, non-interference and non-competition provisions which will apply during the period of your employment with the Company and for six months thereafter.

Sign-on: In addition to components of your compensation described above under “Salary”, “Annual Bonus” and “Equity”, you will be entitled to the following amounts as sign-on compensation:

A.

A one-time $500,000 grant of restricted stock under the Company’s Equity Incentive Plan, to be granted on your first day of employment, with such shares of restricted stock vesting 100% on the third anniversary of your commencement of employment with Landstar, subject to your continued employment with Landstar through such anniversary. Such restricted stock award will be subject to the terms and conditions of the Equity Incentive Plan and the applicable award agreement.

B.

A one-time cash payment of $300,000 as compensation to you in recognition of your forgoing of your 2025 fiscal year bonus at your current employer which shall be paid within thirty (30) days of your commencement of employment with Landstar. Such cash payment will be subject to repayment if your employment with Landstar is terminated for Cause (as defined below) or if you resign without Good Reason (as defined below), in either case within 24 months after the date you commence employment. The amount of any such repayment obligation will be subject to proration based on the number of months remaining in that 24-month period relative to the overall period. This payment is subject to applicable taxes.

Retention Payments. You will be eligible for cash payments of $100,000 on each of the first and second anniversaries of your commencement of employment with Landstar, subject to your continued employment with Landstar through such anniversary in the Position. Each payment shall be paid within thirty (30) days of such anniversary date and is subject to applicable taxes.

Severance: In the event of a termination by the Company without Cause or by you with Good Reason on or prior to the fifth anniversary of your commencement of employment and subject to your execution and delivery to the Company and non-revocation within 30 days of such termination of a general release of claims in the form customarily used by the Company, releasing Landstar from all claims and liabilities, severance in the amount of twelve (12) months of your then applicable annual salary will be paid to you in a lump sum cash payment promptly following the

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expiration of the 30-day period following such termination. Notwithstanding the foregoing, in the event that any severance benefits are payable to you under the KEEPA, no severance payment will be made to you under the immediately preceding sentence. Moreover, you may not resign your employment with the Company for Good Reason unless: (x) you provide the Company with at least 30 days prior written notice of your intent to resign for Good Reason (which notice is provided not later than the 30th day following the event constituting Good Reason); (y) the Company does not remedy the alleged violation(s) within such 30-day period; and (z) you terminate your employment within 60 days after providing notice if the alleged violation(s) are not cured by the Company.

Change in Control: You will be provided the opportunity to execute a Key Executive Employment Protection Agreement (the “KEEPA”) on the Company’s standard form that provides severance benefits in the event of certain qualifying terminations within two years after, or after the execution of definitive documents for a change in control but prior to the consummation of, a change in control of the Company consisting of a lump sum cash amount equal to two times the sum of your (A) then applicable annual base salary and (B) the amount of your Target Bonus for the year in which the change in control occurs. Each KEEPA also provides a pro rata portion of the amount of the Target Bonus for the year of employment termination and for continuation of medical benefits for up to one year from the date of employment termination.

Indemnification Agreement: You will be provided the opportunity to execute an Indemnification Agreement on the Company’s standard form pursuant to which the Company will agree to indemnify, defend and hold you harmless, to the maximum extent permitted under applicable law, in accordance with its governing documents and general policies and practices.

Benefits: You are entitled to enroll in any of the benefits offered to employees of Landstar as you become eligible according to the provisions of the plans. Landstar’s excellent benefit program includes a 401(k) plan, tuition assistance, Flexible Spending Accounts and medical, dental, and vision options. In addition, you will be provided with twice your annual salary in life insurance, as well as AD&D, short-term and long-term disability insurance at no cost to you. Optional life and AD&D are also available at group premiums. Eligibility for all health plans begins on the first of the month following the completion of 60 days of service.

Paid Time Off: Landstar currently recognizes 9 paid holidays per year to all employees. In addition, you will be entitled to 15 paid vacation days during the 2026 calendar year and 20 paid vacation days per year thereafter under the Company’s vacation policy. You are also eligible for flex days in accordance with Company policy. Flex days renew on a calendar year basis and cannot be rolled over. The use of vacation and flex days should be reviewed and approved in advance by your supervisor.

Expense Reimbursement: You will be entitled to be reimbursed for any expenses that you incur on behalf of the Company in the performance of your duties and obligations in your Position in accordance with the Landstar’s generally applicable policies and procedures, as in effect from time to time.

Certain Definitions: As used herein, the following terms have the meaning set forth below.

(A)	“Cause” for purposes of this offer letter shall have the same meaning ascribed to such term in the Equity Incentive Plan.

(B)	“Good Reason” for purposes of this offer letter shall have the same meaning as provided in clauses (i), (ii) and (iv) in the definition of such term in the KEEPA; provided that all references

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to “Change of Control” or “Change of Control Date” in each such clause shall instead refer to the “date giving rise to such Good Reason event” and provided further that any such event results in a material negative change to you in your employment relationship with the Company.

This offer of employment is contingent on the following:

•

Satisfactory drug screen. Upon acceptance of this offer you will be provided with information needed to complete this process. The results must be available in advance of your start date; normal turnaround is at least 72 hours for results. All such testing is conducted in accordance with federal, state, and local laws.

•

Provision of documents on your first day of work that establish your identity and authorization to work in the United States. All individuals hired are required by the Immigration Reform and Control Act of 1986 to provide verification documents.

•	Satisfactory criminal background and reference checks.

•	Execution of an agreement to arbitrate any disputes with the Company on the Company’s standard form.

This letter reflects the terms and conditions of your employment. Accordingly, it supersedes and completely replaces any prior oral or written communication on this subject. This letter is not an employment contract and should not be construed or interpreted as containing any guarantee of continued employment. The employment relationship at our Company is by mutual consent (“Employment-At-Will”). This means that employees have the right to terminate their employment at any time and for any reason. Likewise, the Company reserves the right to discontinue your employment with or without Cause at any time and for any reason.

Again, Terri, we look forward to you joining Landstar System, Inc. and wish you a prosperous career here. Please indicate your acceptance of this offer below no later than January 20, 2026. Please keep a copy of this offer for your personal records.

Sincerely,

/s/ Frank A. Lonegro

Frank A. Lonegro

President and Chief Executive Officer

Landstar System, Inc.

www.landstar.com

I accept the offer as stated above and intend to commence my employment on February 23, 2026. I understand and acknowledge that this offer does not guarantee me employment for any period of time and that the employment relationship between Landstar and me will be “at will,” which means that either Landstar or I may terminate the relationship at any time. I also understand and acknowledge that Landstar may change the terms and conditions of my employment at any time.

Date: January 19, 2026

Signature: /s/ Terri Lewis

Name: Terri Lewis

www.landstar.com